                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D

                    Under The Securities Exchange Act of 1934
                                (Amendment No. 1)1


                                 Grey Wolf, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   232909-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                               Parson & Brown LLP
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                November 3, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

        Note. Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)



------------------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 12 Pages

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-------------------------                              -------------------------

CUSIP NO. 232909-10-1                13D                PAGE  2  OF  12 PAGES

-------------------------                              -------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Somerset Drilling Associates, L.L.C.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4             OO (See Item 3 of Initial Statement)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                        See Item 5(b)
      NUMBER OF           ------------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                       See Item 5(b)
      OWNED BY            ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                         See Item 5(b)
       PERSON             ------------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
                                        See Item 5(b)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,435,223

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]

                  See Item 5(a)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          00 (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

-------------------------                              -------------------------

CUSIP NO. 232909-10-1                13D                PAGE  3  OF  12 PAGES

-------------------------                              -------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Somerset Capital Partners
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4             OO (See Item 3 of Initial Statement)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                        See Item 5(b)
      NUMBER OF           ------------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                       See Item 5(b)
      OWNED BY            ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                         See Item 5(b)
       PERSON             ------------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
                                        See Item 5(b)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  29,896,978
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]

          See Item 5(a)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

-------------------------                              -------------------------

CUSIP NO. 232909-10-1                13D                PAGE  4  OF  12 PAGES

-------------------------                              -------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Thomas H. O'Neill, Jr.

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                              (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4             PF (See Item 3 of Initial Statement)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                        See Item 5(b)
      NUMBER OF           ------------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                       See Item 5(b)
      OWNED BY            ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                         See Item 5(b)
       PERSON             ------------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
                                        See Item 5(b)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  29,896,978

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]

                  See Item 5(a)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

-------------------------                              -------------------------

CUSIP NO. 232909-10-1                13D                PAGE  5  OF  12 PAGES

-------------------------                              -------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Steven A. Webster
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4             BK (See Item 3 of Initial Statement)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                        See Item 5(b)
      NUMBER OF           ------------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                       See Item 5(b)
      OWNED BY            ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                         See Item 5(b)
       PERSON             ------------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
                                        See Item 5(b)
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,972,978 (inclusive of stock option to acquire 75,000 shares of Common Stock)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]

          See Item 5(a)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

-------------------------                              -------------------------

CUSIP NO. 232909-10-1                13D                PAGE  6  OF  12 PAGES

-------------------------                              -------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  William R. Ziegler
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                              (b) [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4             BK (See Item 3 of Initial Statement)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
                                        See Item 5(b)
      NUMBER OF           ------------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY                       See Item 5(b)
      OWNED BY            ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                         See Item 5(b)
       PERSON             ------------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
                                        See Item 5(b)
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,976,978 (inclusive of stock options to acquire 75,000 shares of Common Stock)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]

          See Item 5(a)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

INTRODUCTION.

               All of the reporting persons named in Item 2 below (collectively, the "Reporting Persons") were signatories to an initial statement, on Schedule 13D, that was filed with the Securities and Exchange Commission (the "Commission") on October 10, 1997 (the "Initial Statement"). The Reporting Persons jointly filed the Initial Statement as a group not only because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of the fact that they acted in concert in connection with the initial acquisition of securities of the issuer, but also because, for the most part, they may be deemed to share beneficial ownership with respect to the same securities of the issuer. In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, all of the Reporting Persons executed a written agreement relating to the joint filing of the Initial Statement (the "Group Filing Agreement"), a copy of which was attached thereto as Exhibit I.

               The Reporting Persons named in Item 2 below (collectively, the "Group") are filing this Amendment No. 1 to Schedule 13D (the "Amendment"; the Amendment, together with the Initial Statement being sometimes hereinafter collectively referred to as the "Schedule 13D") to disclose the consummation of the sale by Somerset Drilling Associates, L.L.C. of an aggregate of 5,527,000 shares of Common Stock (as hereinafter defined) as part of a public offering of shares of Common Stock of the Company, that was contemplated at the time of the filing of, and mentioned in, the Initial Statement.

               Capitalized terms used in this Amendment without definition shall have the respective meanings ascribed to them in the Initial Statement.

ITEM 1.        SECURITY AND ISSUER.

               No change.

ITEM 2.        IDENTITY AND BACKGROUND.

               No change, except for the following background information with respect to Webster: The present principal occupation or employment of Webster is as the Chief Executive Officer of R&B Falcon Corporation, a marine oil and gas drilling contractor with its principal place of business located at 901 Threadneedle, Suite 200, Houston, Texas 77079. Although the present business address of Webster is still 1900 West Loop South, Suite 1800, Houston, Texas 77027, this address will change to 901 Threadneedle, Suite 200, Houston, Texas 77079 sometime in February of 1998.




                               Page 7 of 12 Pages

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               No change.

ITEM 4.        PURPOSE OF TRANSACTION.

               No change.

 ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each person named in Item 2 above are as follows:

               The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Somerset on the date hereof are 24,435,223 shares of Common Stock, or approximately 14.9% of the 164,335,391 shares of Common Stock issued and outstanding after giving effect to public sale of Common Stock described in the Final Prospectus dated October 29, 1997, that was filed by the Company with the Commission on October 29, 1997 (the "Prospectus")(i.e., 151,835,391 shares of Common Stock issued and outstanding as of September 30, 1997, plus 12,500,000 shares issued by the Company as part of the public offering, all as set forth in the Prospectus).

               The aggregate number and percentage of the Common Stock which are owned beneficially by SCP on the date hereof are 29,896,978 shares of Common Stock, or approximately 18.2% of the 164,335,391 shares of Common Stock issued and outstanding after giving effect to public sale of Common Stock described in the Prospectus, which number and percentage include the 24,435,223 shares owned of record by Somerset, since SCP is the managing member of Somerset, as well as the 5,461,755 shares owned of record by SCP.

               The aggregate number and percentage of the Common Stock which are owned beneficially by O'Neill on the date hereof are 29,896,978 shares of Common Stock, or approximately 18.2% of the 164,335,391 shares of Common Stock issued and outstanding after giving effect to public sale of Common Stock described in the Prospectus, which number and percentage include the 24,435,223 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since O'Neill is a partner of SCP and SCP is the managing member of Somerset.

               The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 29,972,978 shares of Common Stock, or approximately 18.2% of the 164,410,391 shares of Common Stock that would have been issued and outstanding after giving effect to public sale of Common Stock described in the Prospectus, assuming the exercise of vested stock options to acquire 75,000 shares of Common Stock held by Webster, which number and percentage include the 24,435,223 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since Webster is a partner of SCP and SCP is the managing member of Somerset, as well as 1,000 shares owned of record by



                               Page 8 of 12 Pages

Webster and the vested stock options to acquire 75,000 shares of Common Stock owned by Webster.

               The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 29,976,978 shares of Common Stock, or approximately 18.2% of the 164,410,391 shares of Common Stock that would have been issued and outstanding after giving effect to public sale of Common Stock described in the Prospectus, assuming the exercise of vested stock options to acquire 75,000 shares of Common Stock held by Ziegler, which number and percentage include the 24,435,223 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since Ziegler is a partner of SCP and SCP is the managing member of Somerset, as well as 5,000 shares owned of record by Ziegler and the vested stock options to acquire 75,000 shares of Common Stock owned by Ziegler.

               Notwithstanding the foregoing, if each of Somerset, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of
Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger Agreement, then each of the foregoing members of the Somerset Group may be deemed to beneficially own an aggregate of 30,052,978 shares of Company Common Stock, or approximately 18.3% of the 164,485,391 shares of Common Stock that would have been issued and outstanding after giving effect to public sale of Common Stock described in the Prospectus, assuming the exercise of vested stock options to acquire 150,000 shares of Common Stock held in the aggregate by Webster and by Ziegler. Each of Somerset, SCP, O'Neill and Ziegler disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Webster and each of Somerset, SCP, O'Neill and Webster disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Ziegler.

               The foregoing aggregate number and percentage of the Common Stock beneficially owned by the Reporting Persons as of the date hereof does not include any shares of Common Stock that any member of the Somerset Group may have the right to acquire upon any exercise of the Somerset Group Shadow Warrants, as any such right to acquire shares of Common Stock pursuant to the Somerset Group Shadow Warrants is contingent upon the occurrence of events not within the control of any Reporting Person and which may or may not occur within 60 days of the date hereof.

               (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

               Somerset may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 24,435,223 shares of Common Stock owned of record by it and, notwithstanding the foregoing, SCP, as the sole managing member of



                               Page 9 of 12 Pages

Somerset, and each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 24,435,223 shares of Common Stock owned of record by Somerset.

               SCP may be deemed to (i) have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,461,755 shares of Common Stock owned of record by it and (ii) as the sole managing member of Somerset, share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 24,435,223 shares of Common Stock owned of record by Somerset. Notwithstanding the foregoing, each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (i) the 5,461,755 shares of Common Stock owned of record by SCP and (ii) the 24,435,223 shares of Common Stock owned of record by Somerset and beneficially by SCP.

               Each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 29,896,978 shares of Common Stock beneficially owned by SCP (5,461,755 shares of which are owned of record by SCP and 24,435,223 shares of which are owned of record by Somerset). In addition,
(i) Webster may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 1,000 shares of Common Stock owned of record by him and (B) upon exercise of vested stock options held by him, the 75,000 shares of Common Stock issuable pursuant thereto, and (ii) Ziegler may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 5,000 shares of Common Stock owned of record by him and (B) upon exercise of vested stock options held by him, the 75,000 shares of Common Stock issuable pursuant thereto.

               In addition, notwithstanding the foregoing, if each of Somerset, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger Agreement, then (i) Somerset may be deemed to share with SCP and each of O'Neill, Webster and Ziegler, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,461,755 shares of Common Stock owned of record by SCP, (ii) each of Somerset, SCP, O'Neill and Webster may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,000 shares of Common Stock owned of record by Ziegler and the 75,000 shares of Common Stock issuable upon the exercise of vested stock options held by Ziegler and (iii) each of Somerset, SCP, O'Neill and Ziegler may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,000 shares of Common Stock owned of record by Webster and the 75,000 shares of Common Stock issuable upon the exercise of vested stock options held by Ziegler. Each of Somerset, SCP, O'Neill and Ziegler disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Webster and each of Somerset, SCP, O'Neill and Webster disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Ziegler.



                               Page 10 of 12 Pages



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




               (c) Except for the sale of 5,527,000 shares of Common Stock by Somerset, at a sale price of $7.60 per share (exclusive of underwriting discounts and commissions of $0.40 per share), as part of the public offering of shares of Common Stock pursuant to the Prospectus, which offering closed on November 3, 1997, since the filing of the Initial Statement, none of the Reporting Persons has effected any transaction in the Common Stock.

               (d)  No change.

               (e)  No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               No change, except as follows:

               As previously disclosed in the Initial Statement, the Somerset LLC Agreement provides that once the members of Somerset (inclusive of SCP) have received distributions of cash and/or securities equal in value to the sum of a specified priority return on their investment in Somerset and the amount of such investment ("Payout"), SCP, as the managing member of Somerset, is entitled to receive 20% of all subsequent distributions made by Somerset of (i) available cash flow from Somerset (which may include proceeds from the sale of Common Stock) and (ii) securities of the Company, in addition to its pro rata share of any such distributions made to the members of Somerset in proportion to their respective capital contributions to Somerset. Payout was triggered by Somerset's distribution to its members (inclusive of SCP) of some of the proceeds from the public sale by Somerset of 5,527,000 shares of Common Stock; the remaining proceeds from the public sale of such shares were distributed by Somerset as follows: 20% to SCP and 80% to its members (inclusive of SCP) in proportion to their respective capital contributions to Somerset.

               Except as discussed in this Item 6 and in Items 4 and 6 of the Initial Statement, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        No change.



                               Page 11 of 12 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        SOMERSET GROUP:

Dated:     January 28, 1998             SOMERSET DRILLING ASSOCIATES, L.L.C.
        ---------------------           By: Somerset Capital Partners, its
                                              Managing Member

                                        By: /s/ WILLIAM R. ZIEGLER
                                            ------------------------------------
                                            William R. Ziegler, Partner

Dated:     January 28, 1998             SOMERSET CAPITAL PARTNERS
        ---------------------

                                        By: /s/ WILLIAM R. ZIEGLER
                                            ------------------------------------
                                            William R. Ziegler, Partner

Dated:     January 28, 1998              /s/ THOMAS H. O'NEILL, JR.
        ---------------------            ------------------------------------
                                         Thomas H. O'Neill, Jr., Individually

Dated:     January 28, 1998              /s/ STEVEN A. WEBSTER
        ---------------------            ------------------------------------
                                          Steven A. Webster, Individually

Dated:     January 28, 1998              /s/ WILLIAM R. ZIEGLER
        ---------------------            ------------------------------------
                                          William R. Ziegler, Individually


                               Page 12 of 12 Pages